SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)

                         Spectrum Signal Processing Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   84763F107
                                 (CUSIP Number)

                            Leviticus Partners, L.P.
                                AMH Equity, LLC
                                   Adam Hutt
                                 30 Park Avenue
                                   Suite 12F
                            New York, New York 10016
                                  212-679-2642
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 30, 2002
             (Date of Event which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.


            Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of __ Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84763F107                    13D

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Leviticus Partners, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

                    1,000,000
               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,000,000
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,000,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.1
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 84763F107                    13D

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     AMH Equity, LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
________________________________________________________________________________
               7    SOLE VOTING POWER

                    0
               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     00
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 84763F107                    13D

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Adam Hutt
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     00
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
________________________________________________________________________________
               7    SOLE VOTING POWER

                    0
               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     HC, IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, no par value per share (the "Shares"), of Spectrum Signal Processing, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 2700 Production Way, Burnaby, British Columbia, Canada V5A4X1.

ITEM 2.  IDENTITY AND BACKGROUND.

(a) This Schedule 13D is jointly filed by Leviticus Partners, L.P., a Delaware limited partnership ("Leviticus"), AMH Equity, LLC ("AMH"), a New York limited liability company and Adam Hutt, a natural person (each a "Reporting Person" and, collectively, the "Reporting Persons"). AMH is the general partner of Leviticus and Adam Hutt is the controlling person of AMH.

      Information contained herein with respect to each Reporting Person is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

(b) The business address for all Reporting Persons is 30 Park Avenue, Suite 12F, New York, New York 10016.

(c) Each Reporting Person's principal business is investing in securities in order to achieve certain investment objectives.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)   Adam Hutt is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Leviticus used approximately $1,050,000 of its working capital to purchase the Shares.

ITEM 4. PURPOSE OF TRANSACTION.

Leviticus purchased the Shares for investment purposes. Leviticus presently considers the Shares an attractive investment and intends to review its investment on an ongoing basis. Such continuing review may result in the Reporting Persons acquiring additional shares of the Issuer in the open-market or in privately negotiated transactions, maintaining their holdings at current levels or selling all or a portion of their holdings in the open-market or in privately negotiated transactions. Any such actions the Reporting Persons undertake will be dependent upon, among other things, the availability of shares of the Issuer for purchase and the price levels of such shares; general market and economic conditions; on-going evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; the availability of funds for the purchase of additional shares of the Issuer; the actions of the management and Board of Directors of the Issuer; and other future developments. Although the foregoing reflects activities presently contemplated by the Reporting Persons with respect to the Issuer, the foregoing is subject to change at any time. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

(a) For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Leviticus may be deemed to be the beneficial owner of the aggregate amount of 1,000,000 Shares representing approximately 8.1% of the outstanding Shares of the Issuer (based upon 12,363,985 shares outstanding as of December 31, 2001, as reported on the latest Form 20-F of the Issuer for the fiscal year ended December 31, 2001).

      AMH is the general partner of Leviticus and for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, AMH may be deemed to be the beneficial owner of the aggregate amount of 1,000,000 Shares representing approximately 8.1% of the outstanding Shares of the Issuer (based upon 12,363,985 shares outstanding as of December 31, 2001, as reported on the latest Form 20-F of the Issuer for the fiscal year ended December 31, 2001). AMH disclaims any beneficial ownership of the Shares covered by this Statement.

      Adam Hutt is the control person of AMH and for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Adam Hutt may be deemed to be the beneficial owner of the aggregate amount of 1,000,000 Shares representing approximately 8.1% of the outstanding Shares of the Issuer (based upon 12,363,985 shares outstanding as of December 31, 2001, as reported on the latest Form 20-F of the Issuer for the fiscal year ended December 31, 2001). Adam Hutt disclaims any beneficial ownership of the Shares covered by this Statement.

(b) Leviticus has sole voting and dispositive power of the Shares. AMH and Adam Hutt disclaim beneficial ownership of the Shares.

(c) Leviticus effected the following transactions in the Shares during the past 60 days as set forth below:

        Date              Type            Amount of Shares        Price/Share
        ----              ----            ----------------        -----------
      11/14/02        Open Market              10,000                0.91
      11/15/02        Open Market              15,000                0.90
      11/19/02        Open Market               2,500                0.87
      11/21/02        Open Market               8,000                0.91
      11/21/02        Open Market              26,800                0.91
      11/21/02        Open Market               3,200                0.90
      11/21/02        Open Market              20,000                0.91
      11/21/02        Open Market                 500                0.95
      11/21/02        Open Market              15,500                0.91
      11/21/02        Open Market                 500                0.87
      11/22/02        Open Market               3,000                0.95
      11/25/02        Open Market                 500                0.91
      11/29/02        Open Market               5,000                1.01
      12/10/02        Open Market               1,000                0.95
      12/10/02        Open Market                 100                0.95
      12/10/02        Open Market               1,800                0.95
      12/10/02        Open Market                 100                0.96
      12/11/02        Open Market               9,500                0.81
      12/16/02        Open Market               8,000                0.80
      12/30/02        Open Market              50,000                0.81
      12/30/02        Open Market              49,900                0.81
      12/30/02        Open Market                 100                0.80
      12/30/02        Open Market              50,000                0.81
      12/30/02        Open Market              42,000                0.81
      12/30/02        Open Market              75,000                0.81

(d) Not Applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not Applicable

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      1. Joint Filing Agreement, dated January 9, 2003, among Leviticus Partners, L.P., AMH Equity, LLC and Adam Hutt.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 9, 2003

                                       Leviticus Partners, L.P.

                                       By: AMH Equity, LLC, its general partner

                                       By: /s/ Adam Hutt
                                          ----------------------
                                          Name: Adam Hutt
                                          Title: Managing Member

                                       AMH Equity, LLC

                                       By: /s/ Adam Hutt
                                          ----------------------
                                          Name: Adam Hutt
                                          Title: Managing Member

                                          /s/ Adam Hutt
                                          ----------------------
                                          Adam Hutt

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).